Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Sol Strategies Inc. (the “Company”)

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

2.	Date of Material Change

December 31, 2025

3.	News Release

A press release disclosing the material change was released on December 31, 2025, through the facilities of Newsfile Corp.

4.	Summary of Material Change

On December 31, 2025, the Company announced terms for the repayment of its credit facility (the “Amended Credit Facility”) with Antanas Guoga (the “Lender”), the Company’s former Board Chairman and a significant shareholder.

Under the terms of the Amended Credit Facility, approximately 50% of the outstanding balance will convert to equity on January 7, 2026 at a price of C$2.14 per common share, based on the closing price for the common shares on December 30, 2025, resulting in the issuance of 2,300,726 common shares of the Company. The remaining balance will be repaid in two equal cash tranches of C$2,461,777.12 within seven (7) and forty five (45) days of signing respectively.

5.	Full Description of Material Change

On December 31, 2025, the Company announced terms for the repayment of its Amended Credit Facility with the Lender, the Company’s former Board Chairman and a significant shareholder.

Under the terms of the Amended Credit Facility, approximately 50% of the outstanding balance will convert to equity on January 7, 2026 at a price of C$2.14 per common share, based on the closing price for the common shares on December 30, 2025. The remaining balance will be repaid in two equal cash tranches of C$2,461,777.12 within seven (7) and forty five (45) days of signing respectively.

The Lender is the former Chairman and a former director of the Company. He also holds common shares and options to purchase common shares of the Company, representing approximately 13% of its outstanding common shares on an undiluted basis. For the Company, entering into the Amended Credit Facility with the Lender is a “related party transaction” under Multilateral Instrument 61–101 – Protection of Minority Security Holders in Special Transactions (“MI 61–101”). The Company is relying on the exemptions from the formal valuation and minority shareholder approval requirements set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in connection with the Amended Credit Facility.

The Company did not file a material change report at least 21 days prior to agreeing to the Amended Credit Facility, because the Company determined that it was in its interests to enter the Amended Credit Facility upon settling its terms without delay. The Company intends to file a material change report containing all the prescribed disclosures relating to this related party transaction within the required timeframe.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a)	a description of the transaction and its material terms:

On December 31, 2025, the Company announced the Amended Credit Facility, which sets out the terms for the repayment of its credit facility with the Lender, who is the Company’s former Board Chairman and a significant shareholder of the Company.

(b)	the purpose and business reasons for the transaction:

The Company entered into the Amended Credit Facility to strengthen its balance sheet, which it believes will optimize its capital structure.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

See above response to (b).

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

On December 31, 2025, the Company announced the Amended Credit Facility, which sets out the terms for the repayment of its credit facility with the Lender, who is the Company’s former Board Chairman and a significant shareholder of the Company.

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (I) for which there would be a material change in that percentage:

Prior to entering into the Agreement, Mr. Guoga held, directly or indirectly, an aggregate of 3,714,034      common shares (the “Common Shares”) in the capital of the Company and 16,937 stock options. Following the issuance of the Common Shares contemplated by the Amended Credit Facility, Mr. Guoga will hold, director or indirectly, an aggregate of 6,014,760 Common Shares and 16,937 stock options, representing approximately 19.47% of the issued and outstanding Common Shares on a non-diluted and 19.53% on a partially diluted basis.

(e)	unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

A resolution of the board of directors was passed on December 22, 2025, approving the debt settlement agreement. No special committee was established in connection with the transaction, and no materially contrary view or abstention was expressed or made by any director.

(f)	A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(h)

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(i)	the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Other than the Amended Credit Facility, the Company did not enter into any agreement with an interested party or a joint actor with an interested party in connection with the transactions described herein. To the Company’s knowledge, no related party to the Company entered into any agreement with an interested party or a joint actor with an interested party, in connection with the transactions described herein.

(j)	disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The transaction contemplated by the Agreement is exempt from the formal valuation and minority shareholder approval requirements of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”). The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61- 101, as at the time the transaction is agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeds 25% of the Company’s market capitalization.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts have been omitted from this Material Change Report.

8.	Executive Officer

For further information, contact Doug Harris, Chief Financial Officer of the Company at 416-480- 2488.

9.	Date of Report

This report is dated at Toronto, this 31st day of December, 2025.

Cautionary Statement Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this material change report.

This material change report contains “forward-looking information” within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this material change report contains forward-looking statements and information relating to the Company’s or the Company’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company’s business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved”.

Forward-looking statements in this material change report include statements regarding the completion of the credit facility restructuring with Antanas Guoga, including the issuance of common shares and the payment of the balance of the credit facility, and statements regarding the impact of the repayment on the Company’s balance sheet and capital structure. There is no assurance that the Company’s plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management’s expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management’s beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.